UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 28, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON JULY 24, 2014

Date, Time and Place: Held on July 24, 2014, at 08:30 AM, at L’Hotel, at Alameda Campinas, no. 266, Jardim Paulista, in the city of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were duly convened, in accordance with item 6 of its Internal Regiment.

Attendance: The majority of the members of the Board of Directors of the Company in office were present: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; Raul Calfat; e Sergio Augusto Malacrida Junior (alternate of Mr. João Carvalho de Miranda). Justified absences of sitting Directors Mr. Alexandre Silva D’Ambrósio and Mr. João Carvalho de Miranda

Presiding:                                      Sr. José Luciano Duarte Penido — Chairman.

Sra. Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of the Company’s Bylaws, (i) approve the review and ratify the Company’s Corporate Policies; (ii) ratify the Internal Rules of the Advisory Committees to the Company’s Board of Directors, as well as the Board of Directors’ Internal Rules; (iii) nominate the Company’s Compliance Officer; (iv) reelect the members of Company’s Board of Officers

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)                 Ratify the Company’s Corporate Policies, in accordance with the list below and which are available at the Company’s headquarters and on the Company’s webpage:

•                      Anticorruption Policy

•                      Information Disclosure Policy for the Capital Markets

•                      Financial Policies

•                      Transactions Policy with Related Parties

Also, approve the review of the following Corporate Policies of the Company, which are available at the Company’s headquarters and on the Company’s webpage:

•                      Corporate Governance Policy

•                      Risk Management Policy

•                      Policy for Trading in Securities

(ii)              Ratify the Internal Rules of Advisory Committees to the Board of Directors, as well as the Board of Directors’ Internal Rules. All Internal Rules are available at the Company’s headquarters and on the Company’s webpage.

(iii)           Approve the nomination of Mr. Everson Zaczuk Bassinello, Brazilian citizen, married, mechanical engineer, bearer of ID card RG no. 24.425.836.3, issued by SSP/SP, enrolled with CPF/MF under no. 265.114.038-40, resident and  domiciled in the City of São Paulo, State of São Paulo, with business address at Alameda Santos, no. 1357, 6th floor, to exercise the function of Company’s Compliance Officer for a term of one year, with effects as of August 1st, 2014, reinforcing the Company’s commitment with the regulatory agencies and shareholders, as well as demonstrating the improvement within the scope of Fibria’s corporate governance.

(iv)          Under the terms of article 19 of the Company’s Bylaws, the following members of the Board of Officers were reelected for a term of one year, with effects as of August 22, 2014: Marcelo Strufaldi Castelli, Brazilian Citizen, married, mechanical engineer, bearer of ID card RG no. 11.778.104-6, of SSP/SP, enrolled with the CPF/MF under no. 057.846.538-81, for the duty of Chief Executive Officer of the Company, responsible for the functions of  executive management of the Company and risks management and control and compliance; Aires Galhardo, Brazilian Citizen, married, businessman, bearer of ID card RG no. 24.854.223-0 of SSP/SP, enrolled with the CPF/MF under no. 249.860.458-81, as Officer of the Company without specific designation, to exercise the function of forest management; Guilherme Perboyre Cavalcanti, Brazilian Citizen, married, economist, bearer of ID card RG no. 04834163-0, of IFP/RJ, enrolled with the CPF/MF under no. 010.981.437-10, as Officer of the Company without specific designation, exercising the duties of Investor Relations and Finance Management.; Henri Philippe Van Keer, Brazilian Citizen, married, engineer, bearer of ID card RG no. 21.067.471-9, of SSP/RJ, enrolled with the CPF/MF under no. 228.771.688-24, as Officer of the Company without specific designation, to exercise the function of managing the commercial and international logistics; Luiz Fernando Torres Pinto, Brazilian Citizen, married, chemical engineer, bearer of ID card RG no. M-760.059, of the SSP/MG, enrolled with CPF/MF under no. 060.920.087-93, as Officer of the Company without specific designation, to exercise the function of human resources management and development; and Paulo Ricardo Pereira da Silveira, Brazilian Citizen, married, chemical engineer, bearer of ID card RG no. 5.014.825.854, of SSP/RS, enrolled with the CPF/MF under no. 347 892 940-72, as Officer of the Company without specific designation, to manage industrial, engineering; all of them are resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Alameda Santos, no. 1357, 6th floor, Zip Code 01419-908.

The Officers elected herein declares, under penalty of law, that they are not involved in any of the crimes established in law that would prevent them from exercising commercial activities, and that they comply with all the requirements as provided in art. 1.011 of Law no 10.406/2002, in art. 147 of Law no 6.404/76 and in CVM Instruction no 367/02 for their investiture as members of the Company’s Board of Officers.  The Officers will take possession of their respective posts on August 22, 2014, upon signing the Induction Instrument as transcribed in the Minutes Book of the Company’s Board of Officers and the Declaration referred to in CVM Instruction no 367/02. They also have signed the Instrument for Adhesion to the Listing Regulations of the Novo Mercado segment of the BM&FBOVESPA S.A. — Bolsa de Mercadorias, Futuros e Valores.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; Raul Calfat; e Sergio Augusto Malacrida Junior (alternate of Mr. João Carvalho de Miranda); and Claudia Elisete Rockenbach Leal — Secretary

São Paulo, July 24, 2014

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on July 24, 2014, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO